SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aurizon Mines Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada M5H 3P5

Telephone: (416) 368-9932

Copy to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Attention: Mile T. Kurta

Telephone: 212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13D

CUSIP No. 05155P106	Page 2 of 6 Pages

1	Names of Reporting Persons ALAMOS GOLD INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BRITISH COLUMBIA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,507,283
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,507,283
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,507,283
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement originally filed on January 22, 2013 (the “Schedule 13D”) by Alamos Gold Inc., a British Columbia corporation (“Alamos”), and relates to the common shares (the “Common Shares”) of Aurizon Mines Ltd., a British Columbia corporation (“Aurizon”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 20, 2013, Alamos issued a press release announcing that (i) it would not extend its offer to purchase all of the issued and outstanding Common Shares other than any Common Shares held directly or indirectly by Alamos and its affiliates (the “Offer”) because the condition to the Offer set forth in Section 4(b)(viii) (the “Condition”) of Alamos’ offer to purchase and circular dated January 14, 2013, as amended (the “Circular”), was not satisfied prior to the expiration of the Offer; and (ii) it would not take up any Common Shares tendered to the Offer. The Condition stipulated that Alamos shall have the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Common Shares deposited under the Offer, if at or prior to the Expiry Time (as defined in the Circular) neither Aurizon nor any of its entities (as defined in the Circular) shall have, on or after January 11, 2013, taken any action, or authorized, recommended, proposed or announced the intention to take any action, having the effect of impairing the ability of Alamos to acquire Aurizon, otherwise diminishing the expected economic value to Alamos of the acquisition of Aurizon or making it inadvisable, in Alamos’ reasonable judgment, for Alamos to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer, including any action or event related to any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, material joint venture or similar transaction involving Aurizon or any of its entities.

On March 3, 2013, Aurizon announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with 0963708 B.C. LTD. (“Acquireco”), a wholly owned subsidiary of Hecla Mining Company (“Hecla”), pursuant to which Aurizon, Acquireco and Hecla agreed to effect a combination of their respective businesses through an arrangement effected under the Business Corporations Act (British Columbia) on the terms and subject to the conditions set out in the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, Aurizon was obligated to pay Hecla a termination fee of C$27,200,000 (the “Break Fee”) upon the occurrence of certain events.

On March 12, 2013, Alamos filed an application (the “Application”) with the British Columbia Securities Commission (the “BCSC”) seeking an order to prevent payment of the Break Fee. On March 18, 2013, the BCSC rejected the Application. Therefore, Alamos believes that the Condition was not satisfied due to the Break Fee.

Alamos continues to review and monitor its options and alternatives with respect to its ownership of Common Shares in light of all relevant factors from time to time, including general market conditions, prevailing market prices for the Common Shares, the business and prospects of Aurizon and alternative investment opportunities available to Alamos. In light of prevailing factors, Alamos currently intends to explore opportunities to dispose of all or a portion of the Common Shares owned by it in the open market, through negotiated or private transactions or otherwise, in each case on such terms and at such times as Alamos may deem advisable. In the future, as a result of such review and monitoring and relevant factors that may prevail from time to time, Alamos may cease its exploration of opportunities to dispose of Common Shares, terminate or temporarily suspend any sales activities in which it is engaged or may acquire additional Common Shares or dispose of Common Shares or at any time and from time to time, in each case in the open market, through negotiated or private transactions or otherwise, and in each case on such terms and at such times as Alamos may deem advisable, which may result in one or more of the actions specified in clauses (a)-(j) of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

ALAMOS GOLD INC.

By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal

SCHEDULE I

Alamos Gold Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

John A. McCluskey, President, Chief Executive Officer and Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Executive Officer and President of Alamos Gold Inc.	Canada

Mark Wayne, Chairman, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Regulus Resources Inc.	Canada

Kenneth Stowe, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Director of Hudbay Minerals Inc. and Londex Minerals Ltd.	Canada

Anthony Garson, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Consultant and a director of St. Georges Platinum and Base Metals Ltd. and Argex Mining Inc.	Canada

David Gower, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	President of Brazil Potash Corporation and Chairman of Castillian Resources Corporation	Canada

Paul Murphy, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Guyana Goldfields	Canada

James R. Porter, Chief Financial Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Alamos of Alamos Gold Inc.	Canada

Manley R. Guarducci, Chief Operating Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President and Chief Operating Officer of Alamos Gold Inc.	Canada

Charles Tarnocai, Vice- President, Corporate Development	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Corporate Development of Alamos Gold Inc.	Canada

Matthew Howorth, Vice- President, Legal	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Legal of Alamos Gold Inc.	Canada

Gregory Fisher, Vice- President, Finance	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Finance of Alamos Gold Inc.	Canada

Bayduhan Ilhan, Vice- President, Projects	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Projects of Alamos Gold Inc.	United States

Christine Barwell, Vice- President, Human Resources	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Human Resources of Alamos Gold Inc.	Canada

Jo Mira Clodman, Vice- President, Investor Relations	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Investor Relations of Alamos Gold Inc.	Canada

Jason Dunning, Vice-President, Exploration	130 Adelaide Street West, Suite 2200, Toronto, Ontario Canada M5H 3P5	Vice-President, Exploration of Alamos Gold Inc.	Canada

Andrew Cormier, Vice-President, Development and Construction	130 Adelaide Street West, Suite 2200, Toronto, Ontario Canada M5H 3P5	Vice-President, Development and Construction of Alamos Gold Inc.	Canada